LONCOR GOLD INC. (the "Corporation")

Annual Meeting of Shareholders of the Corporation held on July 19, 2022

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual meeting of shareholders of the Corporation held on July 19, 2022 (the "Meeting").

The matters voted upon at the Meeting and results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Zhengquan (Philip) Chen	73,147,177	99.99%	7,500	0.01%
Peter N. Cowley	73,147,177	99.99%	7,500	0.01%
Arnold T. Kondrat	70,944,477	96.98%	2,210,000	3.02%
Richard J. Lachcik	73,147,177	99.99%	7,500	0.01%
William R. Wilson	70,944,477	96.98%	2,210,000	3.02%

2. Appointment of Auditors

By resolution passed via a show of hands, Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.  The following are details of this vote reappointing Kreston GTA LLP:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
81,041,833	99.99%	9,348	0.01%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.  The following are details of this vote authorizing the directors to fix the said remuneration:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
73,147,177	99.99%	7,500	0.01%